August 10, 2011 Via EDGAR and FEDERAL EXPRESS
ATTORNEYS AT LAW
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MILWAUKEE, WI  53202-5306
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WRITER’S DIRECT LINE
414.297.5644
jrothman@foley.com EMAIL

CLIENT/MATTER NUMBER
015428-0122

Mr. Kevin L. Vaughn Accounting Branch Chief U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549
Re:	Regal-Beloit Corporation
Form 10-K for the Fiscal Year Ended January 1, 2011
Filed March 2, 2011
Form 10-Q for the Fiscal Quarter Ended April 2, 2011
Filed May 11, 2011
File No. 1-7283

Dear Mr. Vaughn:

On behalf of our client, Regal Beloit Corporation, a Wisconsin corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 27, 2011 (the “Comment Letter”), with respect to the above-referenced filings.  The comments of the Staff are repeated below (in bold italics), followed by the Company’s responses (in regular type).

Form 10-K for the Fiscal Year Ended January 1, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 26

1.
We note you attribute changes in revenue and cost of sales to changes in volume and pricing. Please revise future filings to quantify the impact of changes in volume and pricing on your results of operations. Refer to Item 303(A)(3)(iii) of Regulation S-K.

The Company respectfully advises the Staff that it will expand its disclosures in future filings to quantify the impact of changes in volume and pricing on its results of operations to the extent such changes are material.

Mr. Kevin L. Vaughn
U.S. Securities and Exchange Commission
August 10, 2011

Liquidity and Capital Resources, page 30

EPC Acquisition, page 31

2.
We note your disclosure in Note 11 on page 58 that no U.S. deferred taxes have been provided on the undistributed non-U.S. subsidiary earnings as they are considered to be permanently invested. Please expand your liquidity disclosures in future filings to discuss the amount of investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the ability to fund domestic operations or that may be relevant to your financial flexibility with regards to the EPC acquisition or other possible future events. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

The Company respectfully advises the Staff that, where applicable and to the extent material to an understanding of its liquidity and capital resources, it will expand its liquidity disclosures in future filings to discuss the amount of investments held by foreign subsidiaries that would not be available for use in the United States.

Further, the Company will expand its discussion of trends, demands or uncertainties where this policy is likely to have a material effect on its ability to fund domestic operations or other possible future events.  For clarification with the Staff, the Company does not expect this policy will have an impact on its financial flexibility to complete the EPC acquisition as the Company has sufficient available funds and availability under its committed credit facilities to finance the acquisition.

Notes to the Consolidated Financial Statements, page 44

Note 10 – Shareholders’ Equity, page 55

Share-based Incentive Awards, page 55

3.
Please revise future filings to disclose the fair value and assumptions used for these awards for each year for which an income statement is presented. Refer to paragraph 718-10-50 of the Accounting Standards Codification.

The Company respectfully advises the Staff that it will disclose the fair value and assumptions used to value share-based incentive awards for each year for which an income statement is presented in its future Annual Reports on Form 10-K.

Mr. Kevin L. Vaughn
U.S. Securities and Exchange Commission
August 10, 2011

Note 12 – Contingencies and Commitments, page 58

4.
FASB ASC 450 requires a company to disclose the amount or range of reasonably possible loss, as that term is defined. It does not appear that you have provided any quantitative information here or in your Form 10-Q as of March 31, 2011. Please revise future filings to disclose the required information. If you conclude that you cannot estimate a range of reasonably possible losses on any of the matters, please disclose this fact in your future filings in accordance with FASB ASC 450.

The Company respectfully advises the Staff that it will disclose an amount or range of reasonably possible loss to the extent material, in future filings, and, if the Company cannot estimate a range of reasonably possible losses, it will disclose that fact.

Note 14 – Derivative Financial Instruments, page 59

5.	Please reconcile the amounts shown in the table at the bottom of page 61 with the amounts reflected in the Statements of Comprehensive Income (Loss) on page 42.

The Company respectfully advises the Staff that the differences are due to the tax effects of these derivative amounts.  The amounts in the Statement of Comprehensive Income (Loss) on page 42 are net of tax, whereas the amounts on page 61 are pre-tax.  Please see the reconciliation attached as Exhibit A hereto.

Note 16 – Industry Segment Information, page 63

6.
The long-lived assets by geographic area disclosed here appears to include intangible assets. Please explain to us how your disclosure here considers the guidance in paragraph 280-10-55-23 of the FASB Accounting Standards Codification.

The Company respectfully advises the Staff that it will revise its disclosure under Industry Segment Information in future Annual Reports on Form 10-K in response to this comment to exclude goodwill and intangible long-lived assets.

*     *     *

Mr. Kevin L. Vaughn
U.S. Securities and Exchange Commission
August 10, 2011

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5644.

Very truly yours,

/s/ Jay O. Rothman

Jay O. Rothman

cc:	Gary Newberry
Martin James
Securities and Exchange Commission
Mark J. Gliebe
Chuck A. Hinrichs
Peter C. Underwood
Peter Rowley
Regal Beloit Corporation
Benjamin F. Garmer, III
Jessica Lochmann Allen
Foley & Lardner LLP

		EXHIBIT A
Footnote 14 (Page 61)
	2010	2009
Gain recognized in Other Comprehensive Income: (mark to market)	29,067	49,582
Tax Effect	(11,045)	(18,844)
Change in fair value of hedging activities per Statement of Comprehensive Income (Loss)	18,022	30,738

Amounts reclassified from Other Comprehensive Income (Loss):
Gain (Loss) recognized in Net Sales	47	(3,261)
Gain (Loss) recognized in Cost of Sales	7,412	(65,518)
Loss recognized in Interest Expense	(12,657)	(11,468)
Total Recognized Loss	(5,198)	(80,247)
Tax Effect	1,976	30,455
Total After Tax Recognized Loss	(3,222)	(49,792)

Hedging Activities Reclassified into Earnings from Other Comprehensive Income per Statement of Comprehensive Income (Loss)	3,222	49,792